March 2, 2012

United States Securities and Exchange Commission

c/o Mr. Jeffrey Jaramillo, Accounting Branch Chief

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Meade Instruments Corp. (the “Company”)

Form 10-K for the year ended February 28, 2011

Filed May 31, 2011

File No. 000-22183

Dear Mr. Jaramillo:

Thank you for your letter dated February 17, 2012. We understand that the purpose of your comment letter is to assist us in our compliance with disclosure requirements and to enhance the overall disclosures in our filings. We look forward to working with you in this regard.

On behalf of Meade Instruments Corp., this letter contains our response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Fiscal Year Ended February 28, 2011.

For the Staff’s convenience, the comment received in the letter has been incorporated into this response letter:

Form 10-K for the Fiscal Year Ended February 28, 2011

Report of Independent Registered Public Accounting Firm, page F-1

Staff Comment:

Please amend your filing to include a report from your independent registered public accounting firm that indicates that the firm conducted its audits in accordance with the “standards of the Public Company Accounting Oversight Board (United States).” The reference in the current report to the auditing standards of the Public Company Accounting Oversight Board (United States) is not consistent with the requirements of paragraph 3 of PCAOB Auditing Standard No. 1.

Company Response:

We will amend our filing to include a report from our independent registered public accounting firm that indicates that the firm conducted its audits in accordance with the “standards of the Public Company Accounting Oversight Board (United States).”

We also acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

While we hope that the attached response brings this review to a close, we remain willing and able to answer additional questions or any other concerns that the Commission may have.

Sincerely,

/s/ JOHN A. ELWOOD
John A. Elwood
Senior Vice President – Finance & Administration
Chief Financial Officer

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